PREMIUM NICKEL RESOURCES LTD. ANNOUNCES FILING OF
THIRD QUARTER FINANCIAL STATEMENTS AND RELATED MD&A

Toronto, Ontario, November 29, 2022 - Premium Nickel Resources Ltd. (TSXV: PNRL) ("PNRL" or the "Company") is pleased to announce the release of its unaudited condensed financial statements and notes thereto as at and for the three and nine-month periods ended September 30, 2022 (the "Financial Statements"), and related management's discussion and analysis.  Both documents are available for viewing on SEDAR (www.sedar.com) under the Company's profile.

The Financial Statements are the first financial statements released by the Company following the reverse take-over transaction (the "RTO") completed on August 3, 2022 (see news release dated August 3, 2022), which resulted in the combination of publicly-traded North American Nickel Inc. ("NAN") and privately-owned Premium Nickel Resources Corporation ("PNRC").

Pursuant to the RTO, NAN acquired all of the outstanding shares of PNRC. However, because the shareholders of PNRC obtained control of the Company through the exchange of their shares of PNRC for shares of NAN, the acquisition of PNRC has been accounted for in the Financial Statements as a "reverse takeover" of the Company under International Financial Reporting Standards ("IFRS"). Consequently, the consolidated statements of income and loss and cash flows reflect the results from the operations and cash flows of PNRC, the legal subsidiary, for the quarters ended September 30, 2022 and 2021, combined with those of NAN, the legal parent, from the effective acquisition date of August 3, 2022 to September 30, 2022, in accordance with IFRS for "reverse takeovers".

The fair value of the consideration deemed to have been paid by PNRC for all the issued and outstanding securities of NAN, based on the closing price on the last trading day prior to announcement of the RTO transaction, was $104,219,294.  The fair value of the assets of NAN deemed to have been acquired by PNRC under the RTO was $28,843,728 (after giving effect to an impairment charge for the Maniitsoq property as described below). The resulting difference of $75,375,567 is treated as a cost of acquisition and has been recorded as a non-cash charge against earnings.

Prior to the closing of the RTO, the Maniitsoq property was recorded at a carrying amount of $36,692,516 on the books of NAN.  Management believes that facts and circumstances exist to suggest that this amount exceeds its fair value.  As a result, management determined the carrying amount of the Maniitsoq property should be impaired by $20,343,794, with the effect that its carrying amount as at September 30, 2022 is $16,348,722, as reflected in the Financial Statements.  This valuation is based on historical drilling results and management's future exploration plans for the Maniitsoq property.

After giving effect to the RTO, the Company's principal business activity is the exploration and development, through its wholly owned subsidiaries, of its 100%-owned mineral properties located in Botswana, principally the Selebi assets formerly operated by BCL Limited.  The Financial Statements reflect this focus.  During the nine months ended September 30, 2022, the recorded amount of the Company's exploration and evaluation assets attributable to the Selebi mines increased by $22,227,238.

About Premium Nickel Resources Ltd.

PNRL is a Canadian company dedicated to the exploration and development of high-quality nickel copper + cobalt resources. PNRL believes that the medium to long-term demand for these metals will continue to grow through global urbanization and the increasing replacement of internal combustion engines with electric motors. Importantly, these metals are key to a low-carbon future.

PNRL focuses its efforts on discovering world class nickel sulphide assets in jurisdictions with rule of-law that comply with PNRL's values and principles which surpasses the highest industry standards. PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders.

PNRL maintains a skilled team who has worked on over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like Selebi and Selkirk. PNRL's team have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

On January 31, 2022, PNRL closed the acquisition of PNRL's flagship asset, the Selebi Mine. The Selebi Mine includes two shafts, (Selebi and Selebi North shafts) and related infrastructure (rail, power and water). Shaft sinking and plant construction started in 1970. Mining concluded in October 2016 when the operations were placed on care and maintenance due to a failure in the separate and offsite processing facility. The Selebi Mine was subsequently placed under liquidation in 2017. The proposed work plan for the Selebi Mine includes diamond drilling which is expected to be ongoing for up to 18 months as well as the delivery of a compliant PEA by the end of 2023. During that time, additional metallurgical samples will be collected and sent for more detailed studies. The underground infrastructure at Selebi North will be upgraded to support an underground drilling program as well as improve health & safety.

In addition, PNRL is evaluating direct and indirect nickel asset acquisition opportunities globally, and also: (i) holds 100% interest in the open pit Selkirk Mine which was acquired in August 2022 as well as four adjacent Prospecting Licenses in Botswana, (ii) holds a 100% interest in the Maniitsoq property in Greenland, which is a camp-scale permitted exploration project comprising 3,048 square kilometres covering numerous high-grade nickel-copper + cobalt-sulphide occurrences associated with norite and other mafic-ultramafic intrusions of the Greenland Norite Belt; (iii) holds a 100% interest in the Post Creek/Halcyon property in Sudbury, Ontario which is strategically located adjacent to the past producing Podolsky copper-nickel-precious metal sulphide deposit of KGHM International Ltd.; (iv) holds a 100% ownership of property in the Quetico region near Thunder Bay, Ontario; and (v) is expanding its area of exploration interests into Morocco.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President Business Development

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Statements:

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation based on expectations, estimates and projections as at the date of this news release. Forward-looking information involves risks, uncertainties and other factors that could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking information in this news release includes, but is not limited to, management's future exploration plans for the Maniitsok property; the Company's focus on the exploration and development of its 100%-owned mineral properties located in Botswana; impairments or write-downs; objectives, goals or future plans of the Company including the proposed work plan at the Selebi Mine. Factors that could cause actual results to differ materially from such forward-looking information include, but are not limited to, capital and operating costs varying significantly from estimates; the preliminary nature of metallurgical test results; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; inflation; fluctuations in commodity prices; delays in the development of projects; the other risks involved in the mineral exploration and development industry; and those risks set out in the Company's public disclosure record on SEDAR (www.sedar.com) under the Company's issuer profile. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.